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                                                                                                    Exhibit 99(a)

                                                  Arkansas Power and Light Company
                                         Computation of Ratios of Earnings to Fixed Charges and
                                       Ratios of Earnings to Fixed Charges and Preferred Dividends

                                                                           Twelve Months Ended
                                                             ------------------------------------------------
                                                                               December 31,                   March 31,
                                                               1989      1990      1991      1992     1993      1994
                                                             ----------------------------------------------------------
                                                                       (In Thousands, Except for Ratios)
Fixed charges, as defined:
  Interest on long-term debt                                  $89,027  $101,412  $100,533   $89,317   $77,980   $76,388
  Interest on long-term debt - other                           31,138    31,195    33,321    31,000    29,791    29,346
  Interest on notes payable                                       828     1,027        --       117       349       580
  Amortization of expense and premium on debt-net(cr)           1,557     1,792     1,112     1,359     2,702     3,286
  Other interest                                              (6,295)     1,567     1,303     2,308     8,769     1,484
  Interest applicable to rentals                               22,349    24,233    21,969    17,657    16,860    15,493

Total fixed charges, as defined                               138,604   161,226   158,238   141,758   136,451   126,577

Preferred dividends, as defined (a)                            31,298    30,851    31,458    32,195    30,334    26,370

Fixed charges and preferred dividends, as defined            $169,902  $192,077  $189,696  $173,953  $166,785  $152,947

Earnings as defined:

  Net Income                                                 $131,979  $129,765  $143,451  $130,529  $205,297  $165,604
  Add:
    Provision for income taxes:
      Federal & State                                           8,440    50,921    44,418    57,089    58,162    49,779
    Deferred - net                                             37,268    17,943    11,048     3,490    34,748     8,224
    Investment tax credit adjustment - net                      3,543  (12,022)   (1,600)   (9,989)  (10,573)  (10,566)
    Fixed charges as above                                    138,604   161,226   158,238   141,758   136,451   126,577

Total earnings, as defined                                   $319,834  $347,833  $355,555  $322,877  $424,085  $339,619

Ratio of earnings to fixed charges, as defined                   2.31      2.16      2.25      2.28      3.11      2.68

Ratio of earnings to fixed charges and
 preferred dividends, as defined                                 1.88      1.81      1.87      1.86      2.54      2.22


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 (a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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